Filer: Vishay Intertechnology, Inc.
                    Pursuant to Rule 425 under the Securities
                                   Act of 1933
                   Subject Company: General Semiconductor, Inc

                                  NEWS RELEASE

                           Contact: Richard N. Grubb,
                          Executive Vice President and
                           Chief Financial Officer or
                     Robert A. Freece, Senior Vice President
                                  610/644-1300

                              FOR IMMEDIATE RELEASE

                VISHAY TO ACQUIRE GENERAL SEMICONDUCTOR FOR STOCK
          VALUED AT $13.54 PER SHARE IN ACCRETIVE, TAX-FREE TRANSACTION

        MALVERN, PA, and MELVILLE, NY, - August 1, 2001 - Vishay Intertechnology, Inc. (NYSE:VSH) and General Semiconductor, Inc. (NYSE:SEM) today announced they have entered into a definitive merger agreement under which Vishay will acquire General Semiconductor, a leading manufacturer of power management devices, in a tax-free, all-stock transaction currently valued at $538.9 million plus $229.4 million of assumed debt. Shareholders of General Semiconductor will receive 0.563 shares of Vishay for each General Semiconductor share, valuing the transaction at $13.54 per General Semiconductor share based on Vishay's closing price yesterday.

The addition of complementary General Semiconductor products to Vishay's existing product line will create the premier line of discrete electronic components and position the combined company to meet a broader range of customer needs while enhancing R&D efforts focused on leading-edge power management products. The transaction is expected to be immediately accretive to Vishay's earnings and yield significant operational synergies and cost savings, expected to exceed $50 million annually when fully realized. Vishay will have a strong balance sheet with virtually no net debt, creating a platform for further strategic initiatives.

Dr. Felix Zandman, Chairman and CEO of Vishay, said, "The agreement with General Semiconductor is an outstanding strategic transaction which will clearly benefit both companies and their respective shareholders and customers. We have complementary product lines, opportunities for substantial savings and greater efficiencies, and the balance sheet to continue to expand opportunistically during the current industry downturn. General Semiconductor has many outstanding products and talented employees, and some of the finest chip designers in our industry. We are pleased to welcome them to the Vishay family."

Zandman added, "Consolidation is necessary in our industry, and Vishay is well positioned to remain at the forefront of this trend, building on the Infineon and General Semiconductor transactions. Adding General Semiconductor's strong reputation and market presence to Vishay will create an ideal platform for further growth, both organically and through acquisition, in the semiconductor component market."

Ronald A. Ostertag, Chairman and CEO of General Semiconductor, who will join the Vishay Board of Directors upon closing, said, "This is a great transaction for General Semiconductor, with a substantial upfront premium and opportunities for shareholders, customers and many of our employees to participate in the significant upside we see in the combined company. We're delighted to have found a partner who shares our strategic view, will diversify our product offerings, and has the financial strength to accelerate development of our new power management products, particularly in the MOSFET area. We will come out of this transaction a much stronger company, now able to capitalize on the current difficult environment and position ourselves for significant growth in the future."

        The transaction is subject to regulatory and shareholder approvals and other customary closing conditions. It is expected to close in the fourth quarter of this year.

Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 18,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

General Semiconductor, Inc. is a leader in the design, manufacture and distribution of semiconductors serving the power management market. The Company provides customers with a broad array of products including rectifiers, transient voltage suppressors, small-signal transistors, diodes, MOSFETs and Analog ICs. Its global customer base includes original equipment manufacturers, electronic distributors and contract equipment manufacturers. Key market segments for its products include automotive, computer, consumer and telecommunications.

This press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements and all other statements that are not historical facts are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of General Semiconductor and Vishay. The forward-looking statements in this release address a variety of subjects including, for example, the expected closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the integration of Vishay's and General Semiconductor's business; costs associated with the acquisition; the successful completion of the acquisition; including applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Vishay and General Semiconductor operate. For a detailed discussion of these and other cautionary statements, please refer to General Semiconductor's and Vishay's filings with the Securities and Exchange Commission.

Additional Information and Where to Find it
In connection with the proposed merger, Vishay and General Semiconductor will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vishay and General Semiconductor with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Vishay's filings may be obtained by directing a request to Vishay Investor Relations at (610) 644-1300. Free copies of General Semiconductor's filings may be obtained by directing a request to General Semiconductor Investor Relations at (631) 847-3000.

Participants in the Solicitation
Vishay, General Semiconductor and certain of their respective directors, executive officers and other members of their management and employees may be considered to be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Vishay's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2001 Annual Meeting of Vishay Stockholders filed by Vishay with the Commission on April 23, 2001, and information concerning persons who may be considered participants in the solicitation of General Semiconductor's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2001 Annual Meeting of General Semiconductor Stockholders filed by General Semiconductor with the Commission on March 16, 2001.


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